Exhibit 99.5

CERTIFICATE of QUALIFIED PERSON – U Engelmann

I, Uwe Engelmann, do hereby certify that:-

1.	I am a Director of Minxcon (Pty) Ltd

Suite 5, Coldstream Office Park,

2 Coldstream Street,

Little Falls, Roodepoort, South Africa

2.	I graduated with a BSc Honours (Geology) degree from the University of the Witwatersrand in 1991.
3.	I have more than 23 years’ experience in the mining and exploration industry. This includes eight years as an Ore Resource Manager at the Randfontein Estates Projects on the West Rand. I have completed a number of assessments and technical reports pertaining to various commodities, including gold, using approaches described by the National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”).
4.	I am affiliated with the following professional associations which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI 43-101):-

Class	Professional Society	Year of Registration
Member	Geological Society of South Africa (MGSSA No. 966310)	2010
Professional Natural Scientist	South African Council for Natural Scientific Professions (Pr.Sci.Nat. Reg. No. 400058/08)	2008
5.	I am responsible for Items 1-12 and 14 of the technical report titled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of 1 January 2020 (“the Report”).
6.	I have read the definition of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.
7.	I have read NI 43-101 and the Report has been prepared in compliance with it.
8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9.	I am independent of Caledonia Mining Corporation Plc as such term is defined in Section 1.5 of NI 43-101. My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.
10.	My previous involvement in the subject property relates to exploration data review and Mineral Resource estimation as compiled into the report titled “A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe”, prepared for Caledonia Mining Corporation with an effective date of 9 July 2015. I also independently reviewed the report titled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)” of 13 February 2018 by Caledonia Mining Corporation.
11.	I undertook a personal inspection of the subject property on 19-23 August 2019 to review the Mineral Resource systems on the operation which included an underground visit to observe the mining and geology.

Signed at Little Falls, Roodepoort on 17 May 2021.

S/U ENGELMANN

U ENGELMANN BSc (Zoo. & Bot.), BSc Hons (Geol.) Pr.Sci.Nat., MGSSA DIRECTOR, MINXCON